Mail Stop 6010

      August 11, 2005




Mr. Michael Branca
Vice President and Chief Financial Officer
MTS Medication Technologies, Inc.
2003 Gandy Boulevard North, Suite 800
St. Petersburg, Florida 33702

	RE:	MTS Medication Technologies, Inc.
		Form 10-K for the period ending March 31, 2005
		Form 8-K dated July 27, 2005
		Filed July 27, 2005
		File No. 1-31578

Dear Mr.Branca:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended March 31, 2005

Item 9A. Controls and Procedures, page 21

1. We note your disclosure that your "CEO and CFO concluded that the
(y)our disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed in reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as when required." Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 8-K filed July 27, 2005

2. We note that you present your non-GAAP measures in the form of pro forma statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including pro forma operating profit, pro forma cost and expenses, pro forma income (loss) before income taxes and pro forma net income (loss), which have not been identified and described to investors. In addition, you have not explained your purpose for presenting non-GAAP operational measures that are the same as the GAAP amounts. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP
Financial
Measures dated June 13, 2003 , including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.
a) To eliminate investor confusion, please remove the non-GAAP statements of operation format from future filings and instead only disclose those non-GAAP measures used by management with the appropriate reconciliations.
b) Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample

3. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.



*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3554 with any other questions.  In this regard, do not
hesitate
to contact Martin James, Senior Assistant Chief Accountant, at
(202)
551-3671.

							Sincerely,


							Angela J. Crane
							Branch Chief
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Michael Branca
MTS Medication Technologies, Inc.
August 11, 2005
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